UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒	SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐	SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended September 30, 2023

Worthy Peer Capital II, Inc.

(Exact name of issuer as specified in its charter)

Florida	84-3587018
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

One Boca Commerce Center 551 NW 77 Street Suite 212 Boca Raton, FL	33487
(Full mailing address of principal executive offices)	(Zip Code)

(561) 288-8467

(Issuer’s telephone number, including area code)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This semi-annual report contains forward looking statements that are subject to various risk and uncertainties and that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results, in contrast with statements that reflect historical facts. Many of these statements are contained under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Forward-looking statements are generally identifiable by use of forward-looking terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project” or “expect,” “may,” “will,” “would,” “could” or “should,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, or state other forward-looking information. Our ability to predict future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, actual outcomes could differ materially from those set forth or anticipated in our forward-looking statements. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this semi-annual report. Furthermore, except as required by law, we are under no duty to, and do not intend to, update any of our forward-looking statements after the date of this semi-annual report, whether as a result of new information, future events or otherwise.

You should thoroughly read this semi-annual report and the documents that we refer to herein with the understanding that our actual future results may be materially different from and/or worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Except for our ongoing obligations to disclose material information under the Federal securities laws, we undertake no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events. These forward-looking statements speak only as of the date of this semi-annual report, and you should not rely on these statements without also considering the risks and uncertainties associated with these statements and our business.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

You should read the following discussion and analysis of our consolidated financial condition and consolidated results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in this semi-annual report.

Background and Overview

Worthy Peer Capital II, Inc., a Florida corporation, (the “Company,” “WPC”, “we,” or “us”) was founded in October of 2019. Also, in October 2019, the Company organized Worthy Lending II, LLC, a Delaware limited liability company, as a wholly owned subsidiary. Through our wholly owned subsidiary Worthy Lending II, LLC (“WL II”), we make primarily secured loans, typically to small and mid-size business borrowers. We sold our Worthy Bonds in $10.00 increments, until the maximum number of SEC qualified bonds were sold out, directly through our Worthy Peer Capital II website via computer or the Worthy App., to fund our loans to small and mid-size business borrowers.

We are a wholly owned subsidiary of Worthy Financial, Inc. (“WFI”), or “Worthy Financial” which owns a mobile app (the “Worthy App”) that allows its users to round up their debit card and checking account linked credit card purchases and other checking account transactions and thereafter use the “round up” dollars in increments of $10.00 to purchase Worthy Bonds. The “users” may also use additional funds to purchase Worthy Bonds. WFI also owns the technology on the website. This technology is defined as the “Worthy Technology Platform.”

On March 17, 2020, we began the Offering of $50 million aggregate principal of Worthy II Bonds (the “Worthy II Bonds”) under our qualified Offering Statement (File No. 024-11150). On October 1, 2020, we completed the Offering. From March 17, 2020 through October 1, 2020, we sold approximately $50 million aggregate principal amount of Worthy II Bonds to 17,823 investors.

Our business model is centered around providing loans for small and mid-size businesses, including loans to manufacturers, wholesalers and retailers of, and to prospective purchasers of specified merchandise and services secured by the assets of the borrowers. To a lesser extent we may also provide (i) secured loans to other borrowers; (ii) acquire mortgages or equity interests in real estate; (iii) make fixed income and/or equity investments; and (iv) and other types of loans, provided the amount and nature of such activities do not cause us to lose our exemption from regulations as an investment company pursuant to the Investment Company Act of 1940.

Loans Receivable

The Company, through its wholly owned subsidiary WL II, loans funds to borrowers under loan agreements, with small and mid-size business borrowers based in the United States. The loans pay interest at varying rates ranging from approximately 6.8% to 18% per year. The term of the loans generally range from six months to two years, with no prepayment penalty and generally pay interest only until maturity. The loans are secured by the assets of the borrowers.

Mortgage Loans Held for Investment

Each mortgage loan is secured by a mortgage on the real estate, which is located in the state of Florida. Each loan has a maturity date of 2 year. These loans pay interest at rates between 9% and 10% and are serviced by an outside, unrelated party. There were no mortgage loans past due or on non-accrual status as of September 30, 2023 and 2022.

2

These loans were funded by our bond sales.

A summary of the Company’s loan portfolio as of September 30, 2023, disaggregated by class of financing receivable, are as follows:

	Loans to U.S Wholesalers, Retailers and Manufacturers - secured by Inventory and Equipment	Loans to U.S Wholesalers, Retailers and Manufacturers - secured by Accounts Receivable	Loans to U.S Wholesalers, Retailers and Manufacturers - secured by Purchase Order / Trade Financing	Total	Loans to Real Estate Developers Secured by First Mortgages

Outstanding September 30, 2023

Loans	$1,648,841	$-	$-	$1,648,841	$-

Allowance for loan losses	$1,496,861	$-	$-	$1,496,861	$-

Total Loans, net	$151,980	$-	$-	$151,980	$-

Percentage of total outstanding loans receivable	100%	-	-		-

Percentage of total outstanding Mortgage loans receivable	-	-	-		-

All of our loans are individually evaluated for impairment purposes when calculating the allowances for loan losses.

The beginning balance of our allowance for loan losses including the allowance on mortgage loans at March 31, 2023 was $1,695,703 the current period provision for expected losses is $36,996, which includes ($235,838) of current period provision on our interest receivable, leaving an ending balance at September 30, 2023 of $1,732,699.

Our past due loans receivable totaled $1,608,431 and $1,090,831 at September 30, 2023 and March 31, 2023, respectively and consisted of 3 loans and 2 loans, respectively, and the Company has reserved $1,608,431 and $1,090,831 at September 30, 2023 and March 31, 2023, respectively for these loans in the loan loss provision.

At September 30, 2023, the Company had 1 loan receivable past due and on non-accrual status, which was past due by more than 90 days. The loan has a principal balance of $432,114 and accrued interest receivable balance of $55,459 at September 30, 2023. The reserve for loan loss on this loan is $432,114 and $55,459 for the accrued interest receivable at September 30, 2023.

At March 31, 2023, the Company had 1 loan receivable past due and on non-accrual status, which was past due by more than 90 days. The loan has a principal balance of $414,164 and accrued interest receivable balance of $55,459 at March 31, 2023. The reserve for loan loss on this loan is $414,164 and $55,459 for the accrued interest receivable at March 31, 2023.

3

As of September 30, 2023 future annual maturities of gross loans receivable held for investment and mortgage loans held for investment consists of the following:

Period Ended September 30,	Amount
2024	$1,648,841

$1,648,841

As of September 30, 2023, there were 4 loans in total, which all 4 with a balance of $1,648,842 are loans that are only required to pay interest until maturity when the principal is due.

The following is an aging analysis of past due loans receivable at September 30, 2023:

	0 to 30 Days	31 to 60 Days	61 to 90 Days	Greater than 90 Days	Total	Loan Loss Allowance	Unearned Income
Loans to U.S wholesalers, retailers and manufacturers secured by inventory and equipment	$-	$-	$-	$1,608,431	$1,608,431	$(1,608,431)	-

Total	$-	$-	$-	$1,608,431	$1,608,431	$(1,608,431)	$-

The following is an aging analysis of past due loans receivable at March 31, 2023:

	0 to 30 Days	31 to 60 Days	61 to 90 Days	Greater than 90 Days	Total	Loan Loss Allowance	Unearned Income

Loans to U.S wholesalers, retailers and manufacturers secured by inventory and equipment	$-	$-	$-	$1,090,831	$1,090,831	$(1,090,831)	$-

Total	$-	$-	$-	$1,090,831	$1,090,831	$(1,090,831)	$-

4

Recent Developments

Covid 19 Pandemic Impact

Many of our small business borrowers have been directly or indirectly affected by the COVID-19 pandemic due to the closures, supply chain interruptions and reduced customer demand. During the six months ended September 30, 2023, the COVID-19 pandemic continued to negatively impact many of our small business borrowers. We have included the COVID-19 impacts as part of our calculation of the allowance for credit losses. While the extent to which COVID-19 impacts the Company’s future results will depend on future developments, the pandemic and associated economic impacts could result in a material impact to the Company’s future financial condition, results of operations and cash flows.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company generated net losses and had cash used in operations of approximately $596,000 and $1,033,000, respectively, for the six months ended September 30, 2023. At September 30, 2023, we had a shareholder’s deficit and accumulated deficit of approximately $5,393,000 and $5,503,000, respectively. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the issuance date of this report. During 2023, the Company continues to incur losses.

In response to the losses incurred, the Company continues to constantly evaluate and monitor its cash needs and existing cash burn rate, in order to make adjustments to its operating expenses. Cash on hand was approximately $1,654,000 at September 30, 2023. This cash was obtained through the sale of our Worthy Bonds and through interest, dividends and fees earned on our loans and investments.

On July 26, 2023, Worthy Peer Capital II, Inc. advised all bondholders that due to a number of domestic and global economic factors, some of its loans to small businesses, including loans to manufacturers, wholesalers, and retailers secured by inventory, accounts receivable and/or equipment and purchase order financing, have defaulted in their payment obligations. The foregoing defaults in small business loans have caused current illiquidity of Worthy Peer Capital II, Inc.’s overall loan portfolio. As a result, Worthy Peer Capital II, Inc. temporarily delayed the redemption of outstanding bonds while continuing to accrue interest (5% until March 31, 2023, 5.5% effective April 1, 2023, and 7% effective November 13, 2023 through November 13, 2024). $5,793,471 of Worthy Peer Capital II Bonds at September 30, 2023 are subject to the suspension of redemptions. Prior to the suspension of redemptions Worthy Peer Capital II, Inc. had redeemed $43,984,983 of Worthy Peer Capital II Bonds. As of September 30, 2023, Worthy Peer Capital II has redeemed $44,206,147 of Worthy Peer Capital Bonds. Worthy Peer Capital II, Inc. continues to pursue outstanding loan collections and will redeem outstanding bonds with accrued interest as loan collections and other asset liquidation permits and will do so automatically in the order of bond maturity and redemption requests. To the extent that Worthy Peer Capital II, Inc.’s asset liquidity does not provide sufficient funds for full bond redemption, it is the intention of WFI, the parent company of Worthy Peer Capital II, Inc., to provide capital contributions to Worthy Peer Capital II, Inc. from a pending transaction.

5

No assurances can be given that the Company will achieve success without seeking additional financing. There also can be no assurances that any additional financing if required, can be obtained, or obtained on reasonable terms acceptable to the Company. The consolidated financial statements do not include adjustments related to the recoverability and classifications of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Operating Results

Interest on loans receivable

Interest on loans receivable for the six months ended September 30, 2023 was $99,154, compared to $406,702 for the six months ended September 30, 2022, a decrease of $307,548 from the six months ended September 30, 2022. This decrease was due to a significant decrease in the loans receivable balance during the six month period ended September 30, 2023 as compared to September 30, 2022. At September 30, 2023, our loans receivable held for investment, net balance was $151,980, which was a decrease of approximately $8,855,000 from the balance of $9,006,742 at September 30, 2022.

Loan fees

For the six months ended September 30, 2023, loan fees totaled $0 as compared to $12,931 for the six months ended September 30, 2022, this is a decrease of $12,931.

Cost of Revenue

Interest expense on bonds

Interest expense on bonds for the six-month period ended September 30, 2023 was $290,553, a decrease of $261,801 from the six month period ended September 30, 2022. Interest expense on bonds for the six-month period ended September 30, 2022 was $552,354. The decrease was the direct result of the decrease in outstanding bond liabilities at September 30,2023 versus March 31, 2023. Bonds outstanding were $5,793,471 at September 30, 2023 versus $14,408,609 at March 31, 2023.

Provision for loan losses

The provision for loan losses for the six months ended September 30, 2023 is $36,996 as compared to $465,930 for the six months ended September 30, 2022.

Operating Expenses

As a result of the Worthy II Bonds selling out in October of 2020, which significantly reduced related operating expenses, and the organization of a new WFI subsidiary which resulted in the reallocation of shared expenses, our operating expenses decreased substantially in the six months ended September 30, 2021 as compared to the six months ended September 30, 2020. As a result of continuing bond redemptions and the pay downs of loans receivable our operating expenses continued to decrease in the six months ended September 30, 2023.

This decrease is primarily attributable to decreases of approximately $1,100 in sales and marketing expenses, approximately $162,000 in compensation and related costs, approximately $123,000 in general and administrative expenses. The decrease in sales and marketing expenses is directly related to bonds being sold out in October 2020, as sales and marketing is primarily to support bond sales. The decrease in compensation and related expenses and general and administrative expenses is also the result of having nine months without an active bond offering.

6

Other Income (Expenses)

Realized and Unrealized gains (losses) on investments, net

For the six months ended September 30, 2023 and September 30, 2022 our net unrealized gains (losses) on investments net of gains were ($71,214) and $4,946, respectively. Unrealized gains on available for sale debt securities, which is recorded as other comprehensive income, was $26,132 and $179,471, for the six months ended September 30, 2023 and 2022, respectively.

Interest and Dividends

Interest and Dividends on Investments for the six months ended September 30, 2023 was $20,347 as compared to $134,852 for the six months ended September 30, 2022, this $114,605 decrease was the direct result of significantly decreasing our investment portfolio beginning in September of 2022.

Liquidity and Capital Resources

At September 30, 2023, we had total shareholder’s deficit of approximately $5,393,000 as compared to a total shareholder’s deficit of approximately $4,824,000 at March 31, 2023.

Our total assets decreased by approximately $9,719,000 at September 30, 2023 as compared to March 31, 2023, which principally reflects approximately $1,654,000 cash on hand at September 30, 2023 as compared to approximately $4,961,000 cash on hand at March 31, 2023, and no investments at September 30, 2023 as compared to approximately $1,858,000 at March 31, 2023 and approximately $152,000 of loans receivable as compared to approximately $3,814,000 at March 31, 2023.

We do not have any commitments for capital expenditures.

Our consolidated shareholders’ deficit and working capital deficiency are the result of initial and early-stage operating expenses and sales of bonds (a liability) at a more rapid pace than the proceeds from the sale of bonds could be effectively invested in income generating loans and investments. These deficiencies are also the result of an increase to our loan loss provision. The combination of interest payable on the bonds, initial startup costs and operating expenses initially generate working capital deficit.

To date, the working capital deficit has been funded by capital infusions to the Company, from its parent (WFI), through funds raised by the parent in a variety of equity, debt, and convertible debt financings. One of the primary uses of the proceeds of a pending parent company transaction is to provide additional capital to the Company and to reduce or eliminate the shareholders’ deficit.

Worthy Bond redemptions subsequent to September 30, 2023, were approximately $370,684. These bond redemptions have been recorded as a decrease in cash and a decrease in bond liabilities. Redemptions will be paused subsequent to July 25, 2023, based on the Company’s liquidity levels.

Summary of cash flows

	Six Months Ended September 30, 2023	Six Months Ended September 30, 2022
Net cash (used) in provided by operating activities	$(1,032,736)	$(1,124,261)
Net cash (used) in provided by investing activities	$6,398,740	$2,233,045
Net cash (used) in provided by financing activities	$(8,672,852)	$(4,131,669)

For the six months ended September 30, 2023, net cash used in operating activities was $1,032,736, this starts with the net loss of $595,516, increased primarily by $537,579 accrued bond interest addback, offset by $71,214 unrealized gains on investments addback and $36,996 of provision for loan loss addback. Net cash provided by investing activities in the six months ended September 30, 2023, represent loan pay downs offset by loan disbursements made together with the purchase of investment securities, offset by the sale of investment securities. Net cash used in financing activities in the six months ended September 30, 2023, consists primarily of bond redemptions.

7

Significant accounting policies

Our significant accounting policies are fully described in Note 3 to our consolidated financial statements appearing elsewhere in this Semi-Annual Report, and we believe those accounting policies are critical to the process of making significant judgments and estimates in the preparation of our consolidated financial statements.

The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“US-GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates. Estimates which are particularly significant to the consolidated financial statements include, but are not limited to, assessing the collectability of loans and interest receivable, due from related parties, valuation of investments, the useful lives of property and equipment, the estimate of the fair value of the lease liability and related right of use asset, the estimate of our internal labor based loan origination costs and estimates of the valuation allowance on deferred tax assets.

Revenue Recognition

We recognize revenue in accordance with the guidance in FASB ASC 942 “Financial Services – Depository Lending.”

We generate revenue primarily through interest earned.

For term loans, we recognize interest income. We also generate revenue through interest and dividends on investments and realized and unrealized gains on investments, which is all included in other income (expense) in the statement of operations.

Cash and cash equivalents

Cash and cash equivalents include checking, savings, unrestricted deposits with investment-grade financial institutions, institutional money market funds, certificates of deposit and other short-term interest-bearing products. We consider all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

Investments

At inception the Company adopted ASU 2016-01 “Financial Instruments – Overall” which requires unrealized gains and losses from marketable equity securities to be recognized in operations.

Investments consist of various debt and equity investments. Management determines the appropriate classification of the securities at the time they are acquired and evaluates the appropriateness of such classifications at each balance sheet date. Investments in equity securities with a readily determinable fair value, not accounted for under the equity method, are recorded at that value with unrealized gains and losses included in earnings. For equity securities without a readily determinable fair value, the investment is recorded at cost, less any impairment, plus or minus adjustments related to observable transactions for the same or similar securities, with unrealized gains and losses included in earnings. Equity securities where the fair market value or net asset value are not available are carried at cost, subject to impairment valuation. The Company classifies certain of its debt investments as available-for-sale pursuant to ASC 320, Investments – Debt and Equity Securities. Debt securities are classified as held to maturity, at unamortized cost on the consolidated balance sheet if (i) the Company has the intent and ability to hold the investments for a period of at least 1 year and (ii) the contractual maturity date of the investments is greater than 1 year. Debt securities available for sale are carried at fair value or amortized cost and unrealized gains or losses are recorded as other comprehensive income or loss in equity. Debt securities held to maturity are carried at amortized cost and unamortized gains and losses are not recognized. Realized gains and losses are included in other income or expense in the consolidated statement of operations and comprehensive (loss) income on a specific-identification basis.

8

As a result of the amendments in ASU 2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, the impairment model is no longer based on an impairment being other-than-temporary. We regularly review investment securities for impairment. For debt securities, if we do not intend to sell the security or it is not more likely than not that we will be required to sell the security before recovery of our amortized cost, we evaluate qualitative criteria, such as the financial health of and specific prospects for the issuer, to determine whether we do not expect to recover the amortized cost basis of the security.

Loans Receivable Held for Investment

Loans held for investment consist of term loans that require monthly or weekly interest payments. We have both the ability and intent to hold these loans to maturity. When we originate a term loan, the borrower grants us a security interest in its assets which we may perfect by publicly filing a financing statement. Loans held for investment are carried at amortized cost, reduced by a valuation allowance for loan losses estimated as of the consolidated balance sheet dates.

Mortgage Loans Held for Investment

Mortgage loans held for investment consist of loans secured by a mortgage in the real estate, and is located in the state of Florida. These loans typically have a maturity date of 1 to 2 years, pay interest at rates between 8.5% and 10.5% and are serviced by an outside, unrelated party. These loans require monthly interest payments to us. We have both the ability and intent to hold these loans to maturity. These loans are carried at amortized cost, reduced by a valuation allowance for loan losses, if deemed necessary, estimated as of the consolidated balance sheet dates.

Accrued Interest Receivable

In accordance with ASC 360-20-30-5A, the Company includes, in the reserves for loans receivable an amount attributed to accrued interest receivable.

In accordance with ASC 360-20-35-8A, the Company has an accounting policy election, at the class of financing receivable, to write off accrued interest receivables by recognizing credit loss expense.

Allowance for Loan Losses

The allowance for loan losses (“ALLL”) is established with respect to our loans held for investment through charges to the provision for loan losses in compliance with ASC 326 “Financial Instruments – Credit Losses.” Loan losses are charged against the ALLL when we believe that the future collection of principal is unlikely. Subsequent recoveries, if any, are credited to the ALLL. We evaluate the creditworthiness of our portfolio on an individual loan basis and on a portfolio basis. The allowance is subjective as it requires material estimates, including such factors as historical trends, known and inherent risks in the loan portfolio, adverse situations that may affect borrowers’ ability to repay and current economic conditions. Other qualitative factors considered may include items such as uncertainties in forecasting and modeling techniques, changes in portfolio composition, business conditions and emerging trends. Recovery of the carrying value of loans is dependent to a great extent on conditions that may be beyond our control. Any combination of the aforementioned factors may adversely affect our loan portfolio resulting in increased delinquencies and loan losses and could require additional provisions for loan losses, which could impact future periods.

Past Due and Non-Accrual Loans Receivable

Loans receivable are considered past due when a borrower hasn’t made a principal or interest payment for 90 days. The Company considers a loan to be non-performing and put on non-accrual status when management believes collectability is not probable.

Management predicts probability of collectability through qualitative and quantitative criteria, including whether the loan is in past due status, borrower financial condition including net collateral to loan balance, personal or corporate validity or other guarantees, our experience with the borrower, quality of borrower internal credit review system, quality of borrower management, and external operating environment.

When a loan is placed on non-accrual status, we cease accruing interest and a reserve on interest receivable is established.

Item 2. Other Information.

None.

9

Item 3. Financial Statements.

WORTHY PEER CAPITAL II, INC. AND SUBSIDIARY

F-1

WORTHY PEER CAPITAL II, INC. AND SUBSIDIARY

Consolidated Balance Sheets

	September 30, 2023	March 31, 2023
ASSETS

Assets
Cash and cash equivalents	$1,653,970	$4,960,817
Investments	-	1,857,586
Loans receivable held for investment, net of $1,496,861 and $1,520,867 allowance, respectively	151,980	3,814,210
Mortgages loans held for investment, net of $0 and $0 allowance, respectively	-	900,000
Due from affiliates	50,520	20,201
Interest receivable, net of $235,838 and $174,836 allowance, respectively	20,719	71,196
TOTAL ASSETS	$1,877,189	$11,624,010

LIABILITIES AND SHAREHOLDER’S DEFICIT

Liabilities
Bond liabilities	$5,793,471	$14,408,609
Accounts payable	138	18,681
Accrued expenses	-	6,178
Accrued interest	1,476,450	2,014,029
Total Liabilities	7,270,059	16,447,497

Commitments and contingencies (note 8)

Shareholder’s Deficit
Common Stock, par value $0.001, and 100 shares authorized, and 100 shares issued and outstanding	-	-
Additional paid-in capital	110,000	110,000
Accumulated other comprehensive gain (loss)	-	(26,132)
Accumulated deficit	(5,502,871)	(4,907,355)
Total Shareholder’s Deficit	(5,392,871)	(4,823,487)

TOTAL LIABILITIES AND SHAREHOLDER’S DEFICIT	$1,877,189	$11,624,010

The accompanying notes are an integral part of the consolidated financial statements.

These consolidated financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them

F-2

WORTHY PEER CAPITAL II, INC. AND SUBSIDIARY

Consolidated Statements of Operations and Comprehensive (Loss) Income

	For the Six Months Ended September 30, 2023	For the Six Months Ended September 30, 2022
Operating Revenue
Interest on loans receivable	$99,154	$406,702
Loan fee income	-	12,931
Total operating revenue	99,154	419,633

Cost of Revenue
Provision for loan losses	36,996	465,930
Interest expense on bonds	290,553	552,354
Total cost of revenue	327,549	1,018,284

Gross profit (loss)	(228,395)	(598,651)

Operating expenses
General and administrative	131,469	254,468
Compensation and related costs	175,277	337,298
Sales and marketing	331	1,461
Total operating expenses	307,077	593,227

Other Income (Expense)
Interest and dividends on investments	20,347	134,952
Realized gains (losses) on investments, net	(9,177)	(630,184)
Unrealized gains (losses) on investments, net of gains	(71,214)	4,946
Total other income (expenses)	(60,044)	(490,286)

Loss Before Income Taxes	(595,516)	(1,682,165)

Less Provision for Income Taxes	-	-

Net Loss	$(595,516)	$(1,682,165)

Other comprehensive income:
Unrealized gains (loss) on available for sale debt securities	26,132	179,471
Comprehensive loss	$(569,384)	$(1,502,693)

Net loss per common share	$(5,955.16)	$(16,821.65)
Weighted average number of shares outstanding	100	100

The accompanying notes are an integral part of the consolidated financial statements.

These consolidated financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them

F-3

WORTHY PEER CAPITAL II, INC. AND SUBSIDIARY

Consolidated Statements of Changes in Shareholder’s Deficit

For the Year Ended March 31, 2023 and the Six Months ended September 30, 2023

	Common Shares	Common Stock, Par	Additional Paid in Capital	Accumulated Other Comprehensive Income (loss)	Accumulated Deficit	Total

Balance at March 31, 2022	100	-	110,000	(220,756)	(2,904,544)	(3,015,300)

Unrealized gains on available for sale debt securities	-	-	-	194,624	-	194,624

Net loss	-	-	-	-	(2,002,811)	(2,002,811)

Balance at March 31, 2023	100	$-	$110,000	$(26,132)	$(4,907,355)	$(4,823,487)

Unrealized gains on available for sale debt securities	-	-	-	26,132	-	26,132

Net loss	-	-	-	-	(595,516)	(595,516)

Balance at September 30, 2023	100	$-	$110,000	$-	$(5,502,871)	$(5,392,871)

The accompanying notes are an integral part of the consolidated financial statements.

These consolidated financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them

F-4

WORTHY PEER CAPITAL II, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

	For the Six Months Ended September 30, 2023	For the Six Months Ended September 30, 2022

Cash flows from operating activities:
Net loss	$(595,516)	$(1,682,165)
Adjustments to reconcile net loss to net cash (used in) operating activities:
Provision for loan losses	36,996	465,930
Unrealized (gains) losses on investments, net of gains	71,214	(4,946)
Changes in working capital items:
Interest receivable	(10,525)	16,540
Deferred revenue	-	(1,251)
Accrued interest	(537,579)	81,181
Accrued expenses	(6,178)	400
Accounts payable	(18,543)	50

Net cash provided by (used in) operating activities	(1,060,131)	(1,124,261)

Cash flows from investing activities:
Purchase of investments	(36,640)	(235,581)
Sale of investments	1,849,145	8,381,572
Principal paydowns of mortgage loans held for investment	900,000	1,204,170
Principal paydowns of loans receivable held for investment	3,704,186	1,779,776
Purchase of mortgage loans held for investment	-	(1,700,000)
Purchase of loans receivable held for investment	(17,950)	(7,196,892)

Net cash provided by (used in) investing activities	6,398,740	2,233,045

Cash flows from financing activities:
Redemption of bonds	(8,615,138)	(4,105,825)
Advances/(Payments) to/from affiliate	(30,319)	(25,844)

Net cash (used in) provided by financing activities	(8,645,457)	(4,131,669)

Net change in cash	(3,306,847)	(3,022,886)

Cash at beginning of period	4,960,817	5,337,886

Cash at end of period	$1,653,971	$2,315,002

Supplemental Disclosures of Cash Flow Information:

Cash paid for interest	$828,132	471,172
Cash paid for taxes	$-	$-

Supplemental Non-Cash Investing and Financing Information

Unrealized gains on available for sale debt securities	$26,132	179,471

The accompanying notes are an integral part of the consolidated financial statements.

These consolidated financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them

F-5

WORTHY PEER CAPITAL II, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Six months ended September 30, 2023

NOTE 1. ORGANIZATION AND NATURE OF OPERATIONS

Worthy Peer Capital II, Inc., a Delaware corporation, (the “Company,” “WPC”, “we,” or “us”) was founded in October of 2019. Also, in October 2019, the Company organized Worthy Lending II, LLC, a Delaware limited liability company, as a wholly owned subsidiary. Through our wholly owned subsidiary Worthy Lending II, LLC (“WL II”), we made primarily secured loans, typically to small business borrowers. We sold Worthy Bonds in $10.00 increments, until the maximum number of SEC qualified bonds were sold out, directly through our Worthy Peer Capital II website via computer or the Worthy App., to fund our loans to small business borrowers.

We are a wholly owned subsidiary of Worthy Financial, Inc. (“WFI”, or “Worthy Financial”) which owns a mobile app (the “Worthy App”) that allows its users to round up their debit card and checking account linked credit card purchases and other checking account transactions and thereafter use the “round up” dollars in increments of $10.00 to purchase Worthy Bonds. The “users” may also use additional funds to purchase Worthy Bonds. WFI also owns the technology on the website. This technology is defined as the “Worthy Technology Platform.”

The Company’s year-end is March 31st.

NOTE 2. GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern The Company generated net losses and had cash used in operations of approximately $596,000 and $1,033,000, respectively, for the six months ended September 30, 2023. At September 30, 2023, we had a shareholder’s deficit and accumulated deficit of approximately $5,393,000 and $5,503,000, respectively, and total liabilities exceeded total assets by approximately $5,393,000. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the issuance date of this report. During Fiscal Year 2024, the Company continues to incur losses.

In response to the losses incurred the Company continues to constantly evaluate and monitor its cash needs and existing cash burn rate, in order to make adjustments to its operating expenses. Cash on hand was approximately $1,654,000 at September 30, 2023. This cash was obtained through the sale of our Worthy Bonds and the collection of principal and interest and dividends on our outstanding loans and investments.

On July 26, 2023, Worthy Peer Capital II, Inc. advised all bondholders that due to a number of domestic and global economic factors, some of its loans to small businesses, including loans to manufacturers, wholesalers, and retailers secured by inventory, accounts receivable and/or equipment and purchase order financing, have defaulted in their payment obligations. The foregoing defaults in small business loans has caused current illiquidity of Worthy Peer Capital II, Inc.’s overall loan portfolio. As a result, Worthy Peer Capital II, Inc. temporarily delayed the redemption of outstanding bonds while continuing to accrue interest (5% until March 31, 2023, 5.5% effective April 1, 2023 and 7% effective November 1, 2023). $5,793,471 of Worthy Peer Capital II Bonds at September 30, 2023 are subject to the suspension of redemptions. Prior to the suspension in redemptions Worthy Peer Capital II, Inc. had redeemed $43,984,983 of Worthy Peer Capital II Bonds. As of September 30, 2023, Worthy Peer Capital II has redeemed $44,206,147 of Worthy Peer Capital II Bonds. Worthy Peer Capital II, Inc. continues to pursue outstanding loan collections and will redeem outstanding bonds with accrued interest as loan collections and other asset liquidation permits and will do so automatically in the order of bond maturity and redemption requests. To the extent that Worthy Peer Capital II, Inc.’s asset liquidity does not provide sufficient funds for full bond redemption, it is the intention of WFI, the parent company of Worthy Peer Capital II, Inc., to provide capital contributions to Worthy Peer Capital II, Inc. from a pending equity financing.

No assurances can be given that the Company will achieve success, without seeking additional financing. There also can be no assurances that any additional financing if required, can be obtained, or obtained on reasonable terms acceptable to the Company. These consolidated financial statements do not include adjustments related to the recoverability and classifications of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the operations of the Company and its wholly owned subsidiary, Worthy Lending II, LLC.

All significant intercompany accounts and transactions have been eliminated in consolidation.

F-6

WORTHY PEER CAPITAL II, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Six months ended September 30, 2023

Use of estimates

The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“US-GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates. Estimates which are particularly significant to the consolidated financial statements include, but are not limited to, assessing the collectability of loans and interest receivable, due to/from affiliate, valuation of investments held, the estimate of our internal labor-based loan origination costs and estimates of the valuation allowance on deferred tax assets.

Cash and cash equivalents

Cash and cash equivalents include checking, savings, unrestricted deposits with investment-grade financial institutions, institutional money market funds, certificates of deposit and other short-term interest-bearing products.

We consider all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

COVID-19 Pandemic Impact

Many of our small business borrowers have been directly or indirectly affected by the COVID-19 pandemic due to the closures, supply chain interruptions and reduced customer demand. The COVID-19 pandemic continues to negatively impact many of our small business borrowers. In March and April of 2020 due to the events surrounding the Coronavirus pandemic, the Company experienced much higher than usual bond redemptions. We have included the COVID-19 impacts as part of our calculation of the allowance for credit losses.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash, loans and mortgage loans receivable, interest receivable, investments, accounts payable, accrued expenses, accrued interest, due to/from affiliate, and bond liabilities. The carrying amount of these financial instruments approximates fair value due to the length of maturity of these instruments.

Fair Value Measurement

In accordance with ASC 820, Fair Value Measurement, we use a three-tier fair value hierarchy to classify and disclose all assets and liabilities measured at fair value on a recurring basis, as well as assets and liabilities measured at fair value on a nonrecurring basis, in periods subsequent to their initial measurement. The hierarchy requires us to use observable inputs when available, and to minimize the use of unobservable inputs when determining fair value.

The three tiers are defined as follows:

Level 1: Quoted prices in active markets or liabilities in active markets for identical assets or liabilities, accessible by us at the measurement date.

Level 2: Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

Level 3: Unobservable inputs for assets or liabilities for which there is little or no market data, which require us to develop our own assumptions. These unobservable assumptions reflect estimates of inputs that market participants could use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flows, or similar techniques, which incorporate our own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

F-7

WORTHY PEER CAPITAL II, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Six months ended September 30, 2023

Our assets and liabilities that are measured at fair value on a recurring basis include debt securities, mainly corporate and asset backed securities, all of which are classified as level 2.

A financial instrument’s categorization within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement.

	March 31, 2023	Quoted prices in active markets for identical assets (Level 1)		Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Description

Recurring fair value measurements
Treasury Bills	$148,494		$-	$148,494	$-
Asset backed securities	$1,709,092		$-	$1,709,092	-
Total available for sale debt securities	1,857,586		-	1,857,586	-

Total recurring fair value measurements	$1,857,586	$		$1,857,586	$-

F-8

WORTHY PEER CAPITAL II, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Six months ended September 30, 2023

Investments

At inception the Company adopted ASU 2016-01 “Financial Instruments – Overall” which requires unrealized gains and losses from marketable equity securities to be recognized in operations.

Investments consist of various debt and equity investments. Management determines the appropriate classification of the securities at the time they are acquired and evaluates the appropriateness of such classifications at each balance sheet date. Investments in equity securities with a readily determinable fair value, not accounted for under the equity method, are recorded at that value with unrealized gains and losses included in earnings. For equity securities without a readily determinable fair value, the investment is recorded at cost, less any impairment, plus or minus adjustments related to observable transactions for the same or similar securities, with unrealized gains and losses included in earnings. Equity securities where the fair market value or net asset value are not available are carried at cost, subject to impairment valuation. The Company classifies certain of its debt investments as available-for-sale pursuant to ASC 320, Investments – Debt and Equity Securities. Debt securities are classified as held to maturity, at unamortized cost on the consolidated balance sheet if (i) the Company has the intent and ability to hold the investments for a period of at least 1 year and (ii) the contractual maturity date of the investments is greater than 1 year. Debt securities available for sale are carried at fair value or amortized cost and unrealized gains or losses are recorded as other comprehensive income or loss in equity. Debt securities held to maturity are carried at amortized cost and unamortized gains and losses are not recognized. Realized gains and losses are included in other income or expense in the consolidated statement of operations and comprehensive (loss) income on a specific-identification basis.

As a result of the amendments in ASU 2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, the impairment model is no longer based on an impairment being other-than-temporary. We regularly review investment securities for impairment. For det securities, if we do not intend to sell the security or it is not more likely than not that we will be required to sell the security before recovery of our amortized cost, we evaluate qualitative criteria, such as the financial health of and specific prospects for the issuer, to determine whether we do not expect to recover the amortized cost basis of the security.

Loans Receivable Held for Investment

Loans held for investment consist of term loans that require monthly or weekly interest payments. We have both the ability and intent to hold these loans to maturity. When we originate a term loan, the borrower grants us a security interest in its assets which we may perfect by publicly filing a financing statement. Loans held for investment are carried at amortized cost, reduced by a valuation allowance for loan losses estimated as of the consolidated balance sheet dates.

F-9

WORTHY PEER CAPITAL II, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Six months ended September 30, 2023

Accrued Interest Receivable

In accordance with ASC 326-20-30-5A, the Company includes, in the allowance for loan losses an amount attributed to accrued interest receivable.

In accordance with ASC 326-20-35-8A, the Company has an accounting policy election, at the class of financing receivable, to write off accrued interest receivables by recognizing credit loss expense.

Allowance for Loan Losses

The allowance for loan losses (“ALLL”) is established with respect to our loans receivable and mortgage loans held for investment and through charges to the provision for loan losses in compliance with ASC 326 “Financial Instruments – Credit Losses.” Loan losses are charged against the ALLL when we believe that the future collection of principal is unlikely. Subsequent recoveries, if any, are credited to the ALLL. We evaluate the creditworthiness of our portfolio on an individual loan basis and on a portfolio basis. The allowance is subjective as it requires material estimates, including such factors as historical trends, known and inherent risks in the loan portfolio, adverse situations that may affect borrowers’ ability to repay and current economic conditions. Other qualitative factors considered may include items such as uncertainties in forecasting and modeling techniques, changes in portfolio composition, business conditions and emerging trends. Recovery of the carrying value of loans is dependent to a great extent on conditions that may be beyond our control. Any combination of the aforementioned factors may adversely affect our loan portfolio resulting in increased delinquencies and loan losses and could require additional provisions for loan losses, which could impact future periods.

Past Due and Non-Accrual Loans Receivable

Loans receivable are considered past due when a borrower hasn’t made a principal or interest payment for 90 days. The Company considers a loan to be non-performing and put on non-accrual status when management believes collectability is not probable. Management predicts probability of collectability through qualitative and quantitative criteria, including whether the loan is in past due status, borrower financial condition including net collateral to loan balance, personal or corporate validity or other guarantees, our experience with the borrower, quality of borrower internal credit review system, quality of borrower management, and external operating environment. When a loan is placed on non-accrual status, we cease accruing interest and a reserve on interest receivable is established.

F-10

WORTHY PEER CAPITAL II, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Six months ended September 30, 2023

Revenue Recognition

We recognize revenue in accordance with the guidance in FASB ASC 942, Financial Services – Depository Lending.

We generate revenue primarily through loan interest earned. We also generate revenue through interest and dividends on investments and realized and unrealized gains on investments, which is all included in other income (expense) in the consolidated statement of operations.

Allocation of expenses incurred by affiliates on behalf of the Company

During 2024 and 2023, costs incurred by our affiliate Worthy Management, Inc. (WM) have been allocated to the Company for the purposes of preparing the consolidated financial statements based on a specific identification basis or, when specific identification is not practicable, a proportional cost allocation method which allocates expenses based upon the percentage of employee time expended on the Company’s business as compared to total employee time. The proportional use basis was adopted to allocate shared costs is in accordance with the guidance of SEC Staff Accounting Bulletin (“SAB”) Topic 1B, Allocation of Expenses and Related Disclosure in Financial Statements of Subsidiaries, Divisions or Lesser Business Components of Another Entity. Management has determined that the method of allocating costs to the Company is reasonable.

Management believes that the consolidated statements of operations and comprehensive (loss) income in 2024 and 2023 include a reasonable allocation of costs and expenses incurred by the Company. However, such amounts may not be indicative of the actual level of costs and expenses that would have been incurred by the Company if it had operated as an independent company or of the costs and expenses expected to be incurred in the future.

F-11

WORTHY PEER CAPITAL II, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Six months ended September 30, 2023

Basic Income (Loss) Per Share

Basic income (loss) per share is calculated by dividing the Company’s net loss by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by dividing the Company’s net income (loss) available to common shareholders by the diluted weighted average number of shares outstanding during the period. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. The Company does not have any potentially dilutive debt or equity at September 30, 2023 and March 31, 2023.

NOTE 4. RECENTLY ISSUED ACCOUNTING STANDARDS

Accounting standards promulgated by the FASB are subject to change. Changes in such standards may have an impact on the Company’s future financial statements.

The Company periodically reviews new accounting standards that are issued. Although some of these accounting standards may be applicable to the Company, the Company has not identified any other new standards that it believes merit further discussion, and the Company expects that none would have a significant impact on its consolidated financial statements.

NOTE 5. INVESTMENTS

The Company maintains a portfolio of investments on its consolidated balance sheet which consist of securities held at fair value or original cost basis securities. Fair value includes gross unrealized gains, gross unrealized losses, accrued interest and amortized cost. The Company typically invests in a diversified portfolio. The Company’s investment policy is intended to mitigate risk and limits the amount of credit exposure to any one issuer and targets 20% portfolio weight in the more conservative investments.

There were no securities that had been in an unrealized loss position for more than 12 months as of September 30, 2023 and March 31, 2023.

The following is a breakdown of the investments as of March 31, 2023:

	Cost	Unrealized Gain (Loss)	Carrying Value	Percentage of Total
Available for Sale - Debt Securities
Treasury bills	$148,446	$48	$148,494	8.00%
Asset backed Securities	1,735,272	(26,180)	1,709,092	92.00%
Total Investments	$1,883,718	$(26,132)	$1,857,586	100.00%

F-12

WORTHY PEER CAPITAL II, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Six months ended September 30, 2023

Contractual maturities of available-for-sale debt securities at March 31, 2023, are as follows:

Fair Value

Due in 1 year or less	$152,657
Due in 1-2 years	11,084
Due in 2-5 years	104,810
Due in 5-10 years	137,061
Due after 10 years	1,451,974
Total investments in debt securities	$1,857,586

NOTE 6. LOANS RECEIVABLE AND MORTGAGE LOANS HELD FOR INVESTMENT

Loans Receivable

The Company, through its wholly owned subsidiary WL II, loaned funds to borrowers under loan agreements, with small business borrowers based in the United States. The loans pay interest at varying rates ranging from approximately 11% to 18% per year. The term of the loans generally range from six months to two years, with no prepayment penalty and generally pay interest only until maturity. The loans are secured by the assets of the borrowers. These loans were funded by our bond sales.

F-13

WORTHY PEER CAPITAL II, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Six months ended September 30, 2023

A summary of the Company’s loan portfolio as of September 30, 2023, disaggregated by class of financing receivable, are as follows:

	Loans to U.S Wholesalers, Retailers and Manufacturers - secured by Inventory and Equipment	Total	Loans to Real Estate Developers Secured by First Mortgages

Outstanding September 30, 2023

Loans	$1,648,841	$1,648,841	$-

Allowance for loan losses	$1,496,861	$1,496,861	$-

Total Loans, net	$151,980	$151,980	$-

Percentage of total outstanding loans receivable	100%		N/A

Percentage of total outstanding Mortgage loans receivable	-		-

A summary of the Company’s loan portfolio as of March 31, 2023, disaggregated by class of financing receivable, are as follows:

	Loans to U.S Wholesalers, Retailers and Manufacturers - secured by Inventory and Equipment	Loans to U.S Wholesalers, Retailers and Manufacturers - secured by Accounts Receivable	Loans to U.S Wholesalers, Retailers and Manufacturers - secured by Purchase Order / Trade Financing	Total	Loans to Real Estate Developers Secured by First Mortgages

Outstanding March 31, 2023

Loans, net of loan Origination Fees and Cost	$2,148,378	$3,083,032	$103,667	$5,335,077	$900,000

Allowance for loan losses	$1,520,867	$-	$-	$1,520,867	$-

Total Loans, net	$627,511	$3,083,032	$103,667	$3,814,210	$900,000

Percentage of total outstanding loans receivable	40%	58%	2%		N/A

Percentage of total outstanding Mortgage loans receivable	-	-	-		100%

F-14

WORTHY PEER CAPITAL II, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Six months ended September 30, 2023

As of September 30, 2023, and 2022, all of our loans are individually evaluated for impairment purposes when calculating the allowances for loan losses. As of September 30, 2023, and 2022 the recorded investment in financing receivables used to individually evaluate for impairment was $1,648,841 and $6,235,077, respectively.

The beginning balance of our allowance for loan losses including the allowance on mortgage loans at March 31, 2023 was $1,695,703 the current period provision for expected losses is $36,996, which includes ($235,838) of current period provision on our interest receivable, leaving an ending balance at September 30, 2023 of $1,732,699.

Our past due loans receivable totaled $1,608,431 and $1,090,831 at September 30, 2023 and March 31, 2023, respectively and consisted of 3 loans and 2 loans, respectively, and the Company has reserved $1,608,431 and $1,090,831 at September 30, 2023 and March 31, 2023, respectively for these loans in the loan loss provision.

At September 30, 2023, the Company had 1 loan receivable past due and on non-accrual status, which was past due by more than 90 days. The loan has a principal balance of $432,114 and accrued interest receivable balance of $55,459 at September 30, 2023. The reserve for loan loss on this loan is $432,114 and $55,459 for the accrued interest receivable at September 30, 2023.

At March 31, 2023, the Company had 1 loan receivable past due and on non-accrual status, which was past due by more than 90 days. The loan has a principal balance of $414,164 and accrued interest receivable balance of $55,459 at March 31, 2023. The reserve for loan loss on this loan is $414,164 and $55,459 for the accrued interest receivable at March 31, 2023.

As of March 31, 2023 future annual maturities of gross loans receivable held for investment and mortgage loans held for investment consists of the following:

Period Ended September 30,	Amount
2024	$1,648,841

$1,648,841

As of September 30, 2023, there were 4 loans in total, which all 4 with a balance of $1,648,841 are loans that are only required to pay interest until maturity when the principal is due.

The following is an aging analysis of past due loans receivable at September 30, 2023:

	0 to 30 Days	31 to 60 Days	61 to 90 Days	Greater than 90 Days	Total	Loan Loss Allowance	Unearned Income
Loans to U.S wholesalers, retailers and manufacturers secured by inventory and equipment	$-	$-	$-	$1,608,431	$1,608,431	$(1,608,431)	-

Total	$-	$-	$-	$1,608,431	$1,608,431	$(1,608,431)	$-

The following is an aging analysis of past due loans receivable at March 31, 2023:

	0 to 30 Days	31 to 60 Days	61 to 90 Days	Greater than 90 Days	Total	Loan Loss Allowance	Unearned Income

Loans to U.S wholesalers, retailers and manufacturers secured by inventory and equipment	$-	$-	$-	$1,090,831	$1,090,831	$(1,090,831)	$-

Total	$-	$-	$-	$1,090,831	$1,090,831	$(1,090,831)	$-

F-15

WORTHY PEER CAPITAL II, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Six months ended September 30, 2023

NOTE 7. BOND LIABILITIES

On March 17, 2020, our Regulation A+ Offering Statement was declared Qualified by the Securities and Exchange Commission allowing for the sale by the Company, within 12 months of up to $50,000,000 of $10.00, Three Year, 5% Bonds.

Following the qualification by the SEC of our offering statement (the “Offering Statement”) on Form 1-A in March of 2020, we began offering our worthy bonds (the “Worthy Bonds”) in a Regulation A exempt offering (the “Offering”) of $50 million aggregate principal amount (“Maximum Offering Amount”). On October 1, 2020, we completed the Offering. From March 17, 2020, through October 1, 2020, we sold approximately $50 million aggregate principal amount of Worthy Bonds to 17,823 investors in the Offering.

During the six months ended September 30, 2023, and 2022, the Company sold and redeemed Worthy Bonds, noted in the table below. The Bonds have a three-year term, renewable at the option of the bond holder at maturity, redeemable on demand, accrue interest at 5%, subject to a put by the holder (a discount of 1% may be charged but only if exercised during the first year and chargeable only against accrued interest), and the Company may redeem the bonds at any time. As of August 15, 2023, Worthy Bonds made a modification to the interest rate from 5.5% to 6% and on November 13, 2023, the interest rate was further modified to 7% which would be effective for a year thereafter. The Company has up to 30 days to make payment on any redemption of $50,000 or greater. The Company has approximately $1,476,000 and $2,014,000 of accrued interest related to these outstanding bonds at September 30, 2023 and March 31, 2023, respectively. During the six months ended September 30, 2023, and year ended March 31, 2023, bonds were redeemed, as noted in the table below. The Bond liabilities balance at September 30, 2023 and March 31, 2023 was $5,793,471 and $14,408,609, respectively.

A summary of the Company’s bond liabilities activity for the six months ended September 30, 2023, and the year ended March 31, 2023, are as follows:

Worthy Peer Capital II

Outstanding at March 31, 2023	$14,408,609

Bond issuances (cash and non-cash)	$-
Bond redemptions	$(8,615,138)

Outstanding at September 30, 2023	$5,793,471

Worthy Peer Capital II

Outstanding at March 31, 2022	$21,568,820

Bond issuances (cash and non-cash)	$-
Bond redemptions	$(7,160,211)

Outstanding at March 31, 2023	$14,408,609

As of September 30, 2023, all of the $5,793,471 outstanding bonds have maturity dates in fiscal year 2024. As of March 31, 2023, all of the $14,408,609 outstanding bonds have maturity dates in fiscal year 2024.

F-16

WORTHY PEER CAPITAL II, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Six months ended September 30, 2023

NOTE 8. COMMITMENTS AND CONTINGENCIES

Legal contingencies

From time to time, we may become party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of our business. We are not currently a party, as plaintiff or defendant, nor are we aware of any threatened or pending legal proceedings, that we believe to be material or which, individually or in the aggregate, would be expected to have a material effect on our business, financial condition or results of operations if determined adversely to us.

On January 11, 2021, WFI received a subpoena from the SEC in connection with Peerbackers Advisory, LLC (“Peerbackers”), a company that was wholly owned by WFI that was previously registered with the SEC as an investment adviser and did not conduct any business, requesting certain information from Peerbackers, WFI and its operating subsidiaries. Peerbackers did not conduct any business, withdrew its SEC registration in July 2020 and was dissolved on January 16, 2021. WFI is fully cooperating with the SEC’s request.

Regulatory

The sale of the Worthy Bonds is subject to federal securities law and the Bonds are Qualified under Regulation A+. The distribution of the Worthy Bonds is also subject to regulations of several states and the Company is registered as an Issuer Dealer in the State of Florida. The loans made by the Company may be subject to state usury laws.

NOTE 9. EQUITY

The Company has authorized 100 shares of common stock.

On October 28, 2019, the Company was founded with the issuance of 100 shares of our $0.001 per share par value common stock for $5,000 paid by WFI. WFI contributed a total of $105,000 as additional paid-in capital. WFI is the sole shareholder of the Company’s common stock.

F-17

WORTHY PEER CAPITAL II, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Six months ended September 30, 2023

NOTE 10. RELATED PARTIES

The Company has received capital contributions from its parent company, see note 9.

In March of 2020, the Company entered into a loan receivable agreement with a small business of which our former Chief Financial Officer, who resigned as of January 28, 2022, is a minority shareholder and a secured guarantor. The loan commitment is up to $550,000, as of March 31, 2023 and 2022, the loan balance is $499,650 and $547,000, respectively. The loan receivable paid interest at 18% per annum and has a 3 year term. The loan was amended in January of 2021. The loan agreement was amended to say Borrower shall pay to Lender interest at a rate per month equal to 1.25% per month from January 1, 2021 to March 31, 2021 and at a rate equal to 1.0% per month thereafter. The Company also received a 17.5% equity interest in the small business as a condition of the loan commitment. This was accounted for as a cost method investment with a zero cost basis. In October of 2020, the Company sold its 17.5% equity interest back to this small business borrower in consideration of payment of $25,000 and the agreement of the borrower to pay to Worthy Lending II, LLC and amount equal to 5% of the net available cash flow of the borrower on or about the first day of each calendar quarter based on the net available cash flow for the prior quarter. This net available cash flow participation is limited to the 5 year period from October 30, 2020 through October 29, 2025. The $25,000 is reflected as a gain on sale of cost method investment in other income (expense) on the consolidated statement of operations and comprehensive (loss) income for the year ended March 31, 2021. Subsequent to March 31, 2023 this loan became past due.

On April 1, 2020, we entered into a verbal agreement with WFI to pay a license fee to WFI in the amount of $10 per active user per year. There were no other terms to such verbal agreement. On September 30, 2021, the Company entered into a written agreement with WFI to pay a license fee to WFI in the amount of $4 per registered user per year. This written agreement replaced the verbal agreement. For the six months ended September 30, 2023 and year ended March 31, 2023, the Company paid WFI approximately $50,992 and $105,000, respectively, pursuant to these agreements, which is included in general and administrative expenses on the consolidated statement of operations and comprehensive (loss) income.

On March 5, 2020 we entered into an Amended and Restated Management Services Agreement (the “Management Services Agreement”) with Worthy Management, an affiliate, which is deemed operative beginning on January 1, 2020. Worthy Management was established in October 2019 as part of the internal reorganization of the operations of our parent, WFI. Prior to this operational restructure, our executive officers and other administrative personnel were employed by either WFI or by our sister company Worthy Peer. As a result, once the operational restructure was complete effective January 1, 2020, our executive officers and the other personnel which provide services to us are all employed by Worthy Management. These personnel also provide services to WFI, Worthy Peer Capital, Inc. and Worthy Community Bonds, Inc., including their subsidiaries.

The initial term of the Management Services Agreement will continue until December 31, 2024 and will automatically renew for successive one-year terms. The Management Services Agreement can be terminated at any time upon 30 days’ prior written notice from one party to the other.

WM provides certain management services and personnel pursuant to the terms of the agreement. WM passes through the expenses paid without charging any additional amounts. During the six months ended September 30, 2023 and 2022, the Company recorded approximately $220,000 and $460,991, respectively of expenses that were passed through from WM, which are included in general and administrative expenses and compensation and related expenses in the consolidated statement of operations and comprehensive (loss) income. As of September 30, 2023, the Company is owed $50,250 from WM to be used for future pass-through expenses, which amount is included in due from affiliates on the consolidated balance sheet.

As of September 30,2023, the Company owed $23,597 to WFI, which amount is included in due to affiliates on the consolidated balance sheet.

F-18

WORTHY PEER CAPITAL II, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

Six months ended September 30, 2023

NOTE 11. CONCENTRATIONS

The gross loans receivable balance, before the loan loss reserve, at September 30, 2023, of $1,648,841 is due from 4 small business borrowers, 1 borrower constituting approximately 41% of the total balance, 1 borrower constituting approximately 30% of the total balance and 1 borrower constituting approximately 26% of the total balance.

The gross loans receivable balance, before the loan loss reserve, at March 31, 2023, of $5,335,076 is due from 7 small business borrowers, 1 borrower constituting approximately 58% of the total balance, 1 borrower constituting approximately 13% of the total balance.

The gross mortgage loans held for investment balance, before the loan loss reserve at March 31, 2023, of $900,000 is due from 1 borrower.

Concentration of Credit Risk - The Company is subject to potential concentrations of credit risk in its cash and investments accounts. Noninterest-bearing deposits in financial institutions insured by the Federal Deposit Insurance Corporation (FDIC) were insured up to a maximum of $250,000 at March 31, 2023 and 2022. Investments at other financial institutions were insured by the Securities Investor Protection Corporation (SIPC) up to $500,000, which includes a $250,000 limit for cash. At March 31, 2023 and 2022, the aggregate balances were in excess of the insurance and therefore, pose some risk since they are not collateralized. The Company has historically not experienced any losses on its cash and investments in relation to FDIC and SIPC insurance limits.

NOTE 12. SUBSEQUENT EVENTS

Worthy Bond redemptions subsequent to September 30, 2023, were approximately $371,000. These bond redemptions have been recorded as a decrease in cash and a decrease in bond liabilities.

On November 13, 2023, Worthy Bonds made a modification to the interest rate from 6% to 7% which will be effective for a year thereafter.

The Company has evaluated these consolidated financial statements for subsequent events through the date these consolidated financial statements were available to be issued. Other than those noted above, management is not aware of any events that have occurred subsequent to the consolidated balance sheet date that would require adjustment to, or disclosure in the consolidated financial statements.

F-19

Item 4. Exhibits.

Exhibit No.	Exhibit Description
2.1	Articles of Incorporation. (Incorporated by reference to Exhibit 2.1 of Amendment No. 1 to the Company’s Form 1-A filed with the Securities and Exchange Commission on March 9, 2020).
2.2	Bylaws. (Incorporated by reference to Exhibit 2.2 of Amendment No. 1 to the Company’s Form 1-A filed with the Securities and Exchange Commission on March 9, 2020).
3.1	Form of Worthy II Bond. (Incorporated by reference to Exhibit 3.1 of Amendment No. 1 to the Company’s Form 1-A filed with the Securities and Exchange Commission on March 9, 2020).
4.1	Form of Worthy II Bond Investor Agreement. (Incorporated by reference to Exhibit 4.1 of Amendment No. 2 to the Company’s Form 1-A filed with the Securities and Exchange Commission on March 12, 2020).
4.2	Form of Worthy II Bond Auto-Invest Program information. (Incorporated by reference to Exhibit 4.2 of Amendment No. 2 to the Company’s Form 1-A filed with the Securities and Exchange Commission on March 12, 2020).
6.1	Amended and Restated Management Services Agreement dated March 5, 2020, by and between Worthy Management, Inc. and Worthy Peer Capital II, Inc. (Incorporated by reference to Exhibit 6.1 of Amendment No. 1 to the Company’s Form 1-A filed with the Securities and Exchange Commission on March 9, 2020).

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Dated: December 8, 2023	Worthy Peer Capital II, Inc.

	By:	/s/ Sally Outlaw
Sally Outlaw
Chief Executive Officer, principal executive officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Dated: December 8, 2023	/s/ Sally Outlaw
Sally Outlaw
Director, Chief Executive Officer, principal executive officer

Dated: December 8, 2023	/s/ Alan Jacobs
Alan Jacobs
Director, Executive Vice President, Chief Operating Officer and principal financial and accounting officer

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